FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

November 6 ,2003

Commission File Number [            ]

Telefónica Móviles, S.A

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒    Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑    No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑    No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑ No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Telefónica	Móviles, S.A. Quarterly results.

Telefónica Móviles Results: Key highlights of the results

Key highlights of the results

•	Growing commercial activity in all areas of operations, with net adds of 1.7MM in 3Q03 leading to a total of over 47.8MM managed active customers:

°	26.8MM active customers in Latin America (+97% vs. 3Q02) and a strong rebound in customer acquisition in Brazil and Mexico.
°	Sustained growth in the customer base in Spain, despite the market’s maturity: 19.1MM active customers (+5% vs. 3Q02).

•	Consolidation of growth in voice and data usage ratios in Spain:

°	Steady migration from prepaid to contract (approximately 300 thousand in 3Q03), with a positive impact on both MOU and ARPU.
°	Positive results from loyalty programs, reflected by a significant rebound in handset upgrades, which in 9M03 already outnumbered those for the whole of 2002, and by the control of the monthly churn rate (0.9%).
°	Growing network usage, with a 10% growth in MOU vs. 9M02, in a context of rational prices.
°	Acceleration of ARPU growth, with year-over-year increase of 2.6% vs. 9M02 (+1.4% in 1H03) and 4.3% in 3Q03.

•	Leader of Brazilian market growth:

°	949 thousand new customers in 3Q03 (+73% vs. 2Q03), with an estimated average share of gross adds of over 46% .
°	Increasing contribution from data services, driven by VIVO’s constant innovation in products and services.
°	Enhanced operating efficiency, with an EBITDA margin over 40% in 3Q03 (35% in 2Q03).

•	Acceleration of network deployment in Mexico and expansion of the distribution channel:

°	GSM coverage in 17 cities at the end of the quarter and in 56 at the end of October.
°	Large increase in commercial activity compared to previous quarters, reflected by net adds of over 190 thousand in 3Q03 (109 thousand in 2Q03).
°	Expansion of the distribution network, with over 3,600 points of sale in 3Q03 (2,966 in 2Q03).

•	Year-over-year growth in operating revenues of 7.0% in 9M03 to over €7,300MM:

°	Significant increase in revenues, despite the negative impact of exchange rates. Assuming constant exchange rates and excluding the impact of the acquisition of TCO, year-over-year growth in consolidated revenues in 9M03 would have reached 12.9%.
°	Positive contribution from Latin American companies’ revenues to Group growth (+5.2% in 9M03) reversing the downward trend followed in 1H03 (-6.8%).
°	Strong advance in service revenues at Telefónica Móviles España (TME), with year-over-year growth of 9.1, in 9M03 (+7.7% in 1H03).

•	Large increase in EBITDA, which amounted to €3,369MM in 9M03, 18.7% higher than in 9M02:

°	Assuming constant exchange rates and excluding the impact of TCO’s acquisition, year-over-year growth would have been 21.6%.
°	Large rise in EBITDA in 3Q03 (+27.4% vs. 3Q02), outstripping revenue growth in the same period (+15.4%).
°	Improvement in operating profitability, with a consolidated EBITDA margin of 46.1% in 9M03 and 46.5% in 3Q03.

July-September

2003

Telefónica Móviles Results: Key highlights of the results

•	Net income of over €1,257MM in 9M03 and strong free cash flow generation:

°	Year-over-year net income growth stood at 28.4%, excluding the impact of net extraordinary provisions recorded in 1H02.
°	No significant extraordinary items have been booked in 2003.
°	Free cash flow generated in 9M03 reached €1,918MM, over 20% higher than in 9M02.
°	Net consolidated financial debt fell 14% compared to 2Q03, boosted by cash flow generation in 3Q03.

July-September

2003

Telefónica Móviles Results

The financial statements for 2003 reflect the real composition of the Telefónica Móviles Group, with no difference from the corresponding information submitted on a regular basis to the CNMV (the Spanish SEC).

The financial statements for 2002 and management discussions appearing in this report corresponding to 2002 refer to proforma data (Combined Pro-forma Financial Statements), which could give rise to differences with respect to the corresponding information submitted to the CNMV. For a correct understanding of this report, a reconciliation of the pro-forma financial information for 2002 and that included in the public information submitted on a regular basis to the CNMV has been carried out.

The financial statements for 2002 were prepared on the assumption that all companies in which Telefónica Group held a stake as of 1 January 2002, and which as of 31 December 2002 had been transferred and/or sold to Telefónica Móviles, are included in Telefónica Móviles Group financial statements from the moment of their incorporation to Telefónica Group.

The consolidated financial statements for Telefónica Móviles Group do not include the mobile operators of Chile and Puerto Rico managed by Telefónica Móviles.

As regards changes in the consolidation perimeter in the last 12 months, we would highlight the following:

•	Telefónica Móviles’ stake in the share capital of Grupo Pegaso Telecomunicaciones, acquired in September 2002, has been fully consolidated since 4Q02.

•	On 27 December 2002, Brasilcel, the Joint Venture with Portugal Telecom in which each of the partners has a 50% stake, was constituted by transferring 100% of both Groups’ direct and indirect shareholdings in various Brazilian cellular operators –TeleSudeste Celular, CRT Celular and TeleLeste Celular by Telefónica Móviles and Telesp Celular Participaçoes and an additional stake in CRT Celular by Portugal Telecom. From this date Telefónica Móviles Group’s financial statements include the consolidation of Brasilcel[2] using the proportional integration method.

•	After the agreement reached with Terra Lycos in 1Q03 for the restructuring of Terra Mobile, Telefónica Móviles consolidates 100% of this company in its financial statements. This company had already been fully consolidated since September 2001.

•	After the acquisition of 61.10% of the ordinary shares with voting rights – equivalent to 20.37% of the total share capital – of Tele Centro Oeste Celular Participaçoes, S.A. (“TCO”) through Telesp Celular Participaçoes, S.A., this company has been fully consolidated in Brasilcel’s financial statements since 1 May 2003.

•	The sale of 100% of Telefónica Mobile Solutions’ to TS Telefónica Sistemas SA, a company belonging to Telefónica Group, took place in June, with effect from March 2003. Since that date, it is not integrated within Telefónica Moviles’ consolidation perimeter.

•	In July 2003 Medi Telecom carried out a capital increase, as a result of which Telefónica Móviles increased its stake to 32.18%.

For an easier understanding of Telefónica Móviles’ financial statements, the economic stakes held by the Company in each of its subsidiaries, along with the consolidation method used in its consolidated financial statements in each period, are provided.

[2]	And accordingly, Tele Sudeste Celular, CRT Celular, Tele Leste Celular, Telesp Celular Participaçoes (which incorporates Tele Centro Oeste Participaçoes since May 2003)

July-September

2003

Telefónica Móviles Results

Economic ownership

	September		Consolidation method
	2003	2002	3Q 2003	3Q 2002

T. Moviles España	100.00%	100.00%	Full consolidation	Full consolidation
Brasilcel [1]	50.00%	—	Proportional method	—
TeleSudeste Celular	—	83.56%	—	Full consolidation
Celular CRT	—	40.91%	—	Full consolidation
TeleLeste Celular	—	27.71%	—	Full consolidation
TCP Argentina	97.93%	97.93%	Full consolidation	Full consolidation
TEM Perú	97.97%	97.97%	Full consolidation	Full consolidation
T. Móviles México [2]	92.00%	—	Full consolidation	—
Norcel	—	92.00%	—	Full consolidation
Bajacel	—	92.00%	—	Full consolidation
Movitel	—	82.80%	—	Full consolidation
Cedetel	—	92.00%	—	Full consolidation
Pegaso PCS	—	92.00%	—	Cost
TEM El Salvador	90.26%	90.26%	Full consolidation	Full consolidation
TEM Guatemala	100.00%	100.00%	Full consolidation	Full consolidation
Group 3G (Germany)	57.20%	57.20%	Full consolidation	Full consolidation
IPSE 2000 (Italy)	45.59%	45.59%	Equity method	Equity method
3G Mobile (Austria)	100.00%	100.00%	Full consolidation	Full consolidation
3G Mobile AG (Switzerland)	100.00%	100.00%	Full consolidation	Full consolidation
Medi Telecom [3]	32.18%	30.50%	Equity method	Equity method
Terra Mobile	100.00%	80.00%	Full consolidation	Full consolidation
M-Solutions[4]	—	100.00%	—	Full consolidation
Mobipay España	13.33%	13.33%	Equity method	Equity method
Mobipay International	36.00%	36.00%	Equity method	Equity method
TmAs	100.00%	—	Full consolidation	—

[1]	Joint Venture which fully consolidates TeleSudeste Celular, Celular CRT, TeleLeste Celular, Telesp Celular Participaçoes. From May 2003 Telesp Celular Participaçoes includes the stake acquired in Tele Centro Oeste.
[2]	In September 2002 the North Mexican operators (Norcel, Bajacel, Movitel and Cedetel) were fully consolidated and Grupo Pegaso Telecomunicaciones was recorded at cost. From December 2002, and backdated to September 2002, Telefónica Móviles México has been fully consolidated.
[3]	Telefónica Móviles’ stake increased to 32.18% after Medi Telecom’s capital increase in July 2003.
[4]	After the sale of M-Solutions, with effect from March 2003 this company is not consolidated.

Average exchange rates

	January-September
	2003	2002

Argentina (€ / Argentinean Peso)	3.287	2.798
Brazil (€ / Brazilian Real)	3.457	2.469
El Salvador (€ / Colon)	9.714	8.086
Guatemala (€ / Quetzal)	8.777	7.275
Mexico (€ / Mexican Peso)	12.131	9.395
Peru (€ / Peruvian Nuevo Sol)	3.867	3.363

Conciliation with the Consolidated Income Statement

Unaudited figures

					In million Euros

	Consolidated
	Proforma Figures		Statutory Figures			Differences

	January-September		January-September			January-September
	2003	2002	2003	2002	2003	2002

Operating revenues	7,303.8	6,829.1	7,303.8	6,748.0	0.0	81.1
EBITDA	3,368.7	2,838.9	3,368.7	2,811.3	0.0	27.6
Operating profit	2,296.5	1,850.0	2,296.5	1,843.6	0.0	6.4
Net income before minority interests	1,245.5	(4,026.3)	1,245.5	(4,025.5)	0.0	(0.8)
Net income	1,257.5	(3,923.1)	1,257.5	(3,923.3)	0.0	0.2
Recurring Net income [1]	1,257.5	979.4	1,257.5	979.2	0.0	0.2

[1]	Excludes the impact of net extraordinary provisions associated with the write-downs of assets and the provision for associated restructuring costs accounted in 2Q 2002.

July-September

2003

Telefónica Móviles Results

Consolidated Income Statement

Unaudited figures

					In million Euros

	January-September		%	July-September		%
	2003	2002	Change	2003	2002	Change

Operating revenues	7,303.8	6,829.1	7.0	2,667.9	2,312.4	15.4

EBITDA	3,368.7	2,838.9	18.7	1,241.7	974.6	27.4

Operating profit	2,296.5	1,850.0	24.1	894.3	659.0	35.7

Income before taxes	1,912.2	(3,418.9)	c.s.	755.3	611.0	23.6

Net income before minority interests	1,245.5	(4,026.3)	c.s.	477.5	347.5	37.4

Net income	1,257.5	(3,923.1)	c.s.	478.7	410.2	16.7

Recurring Net income [1]	1,257.5	979.4	28.4	478.7	410.2	16.7

Free Cash Flow [2]	1,918.4	1,596.1	20.2	748.3	578.8	29.3

Outstanding shares (million)	4,330.6	4,330.6	—	4,330.6	4,330.6	—
Net income per share	0.29	€-0.91 €	c.s.	0.11	€0.09	€16.7
Recurring Net Income per Share [3]	0.29	€0.23	€28.4	0.11	€0.09	€16.7
FCF per shareS	0.44	€0.37	€20.2	0.17	€0.13	€29.3
Dividend per share	0.175	€—	n.s.	0.175	€—	n.s.

[1]	Excludes the impact of net extraordinary provisions associated with the write-downs of assets and the provision for associated restructuring costs accounted in 2Q02.
[2]	Free Cash Flow = EBIT (1- t) + Amortization - Capex - Capitalized opex
[3]	In 2002, net Income before extraordinary provisions, net of taxes, due to write-downs of assets and the provision for associated restructuring costs in 2Q02, per share.

4 Free Cash Flow per share

Telefónica Móviles reported 9M03 net income of over €1,257MM, vs. losses of €3,923MM registered in 9M02. Excluding the impact of the net extraordinary provisions booked in 1H02, the Group would have reported a year-over-year net income increase of 28.4% in 9M03 vs. the same period in 2002 (€1,258MM vs. €979MM in 9M02).

On a quarterly basis, net income in 3Q03 was €479MM, 17% higher than in 3Q02 and 14% above the figure recorded in 2Q03 (€419.8MM).

The positive performance recorded by net income since the beginning of the year demonstrates the increasing contribution of operating results – as reflected by the trend for accelerated growth in revenue and EBITDA – as well as the improvement in non-operating results, especially the lack of significant extraordinary items in 2003.

The Group has maintained a strong consolidated free cash flow3 generation, which in 9M03 was €1,918MM, vs. €1,596MM in 9M02, a year-over-year increase over 20%.

Key aspects of these results are listed below:

•	Year-over-year growth in 9M03 operating revenues of 7.0% to over €7,300MM. Operating revenues in 3Q03 rose 15.4% vs. 3Q02, signalling an acceleration in growth from previous quarters (+11% in 2Q03 vs. 2Q02). Assuming constant exchange rates and excluding the impact of the acquisition of TCO, revenues would have grown 12.9% in 9M03 year-over-year.

Consolidated revenue growth was mainly driven by higher service revenues, which rose 7.2% year-over-year in 9M03 and 16% in 3Q03 vs. 3Q02.

The Group increased its commercial activity in all areas of operations, achieving net adds of over 1.7MM customers in 3Q03. Telefónica Móviles’ active managed customer base at the end of September 2003 stood at over 47.8 MM (vs. 46.1MM in 2Q03).

By geographical areas, revenues at Telefónica Móviles España (TME) showed a year-over-year increase of 8.7% in 9M03, driven by the increasing contribution from service revenues (+9.1% vs. 9M02). Particularly noteworthy was the growth of revenues in 3Q03 (+10.3% vs. 3Q02), reflecting the consolidation of the growth trend in ARPU.

3 Consolidated Free Cash Flow = EBIT (1-t) + Amortization – Capex – Capitalized Opex.

July-September

2003

Telefónica Móviles Results

Operating revenues from fully-consolidated Latin American operators –which reflect the consolidation of TCO from May 2003 – accounted for 25% of Group revenues in 9M03, a year-over-year increase of 5.2% in euros, reversing the downward trend seen in 1H03 (–6.8%). Excluding the impact of exchange rates and the incorporation of TCO into the Group’s consolidation perimeter, revenues would have shown growth of 28.6% vs. 9M02.

•	Group EBITDA in 9M03 reached €3,369MM, 18.7% higher than in 9M02. Excluding the impact of exchange rates and the incorporation of TCO into the Group’s consolidation perimeter, EBITDA would have shown growth of 21.6% vs. 9M02.

On a quarterly comparison, EBITDA growth in 3Q03 was 27.4%, 12 p.p. higher than the revenue growth. The performance has been achieved thanks to strict control on spending by the Group operators, despite the increased commercial activity during the period.

Accordingly, the consolidated EBITDA margin in 9M03 was 46.1% vs. 41.6% in 9M02 reflecting not only improved margins at TME, but also TCO’s incorporation to the consolidation perimeter and the halting of operations elsewhere in Europe in July 2002.

The EBITDA margin in 3Q03 was 46.5% (vs. 45.2% in 2Q03), despite the increased commercial activity mentioned above and higher operating losses from Telefónica Móviles México (TMM).

By areas, Telefónica Móviles España’s EBITDA showed a year-over-year increase of 13.8%, with an EBITDA margin of 54.3% in 9M03 (+2.4 p.p. vs. 9M02) and 54.6% in 3Q03 (+2.1 p.p. vs. 3Q02).

EBITDA for the Group’s fully-consolidated Latin America subsidiaries rose 2% vs. 9M02, assuming constant exchange rates and excluding TCO’s incorporation into the Group’s consolidation perimeter. However, in euros they show a 13.65% decline, a positive evolution vs. that shown in 1H03 (–25.5% vs. 1H02). Margin performance in Brazil must be highlighted, reaching 40.2% in 3Q03, an improvement of nearly 5 p.p. vs. 2Q03 despite the increase in net adds.

As regards non-operating items, we would highlight:

•	Decline in losses from companies consolidated by the equity method of 52% compared to 9M02. This was mainly due to the improvement in Médi Telecom results (–€28.4MM attributable to Telefónica Móviles in 9M03; –35% vs. 9M02) and the smaller losses attributable to the Group through its stake in IPSE 2002 (–€25.5MM in 9M03;–63% vs. 9M02).

•	Annual increase in net financial expenses (+28.7% vs. 9M02), due mostly to the increase in financial expenses deriving from changes in the consolidation perimeter (acquisition of Pegaso, constitution of Brasilcel and acquisition of TCO by TCP), which more than offset the positive impact in foreign exchange rate differences for debt at Unifón caused by the appreciation of the Argentine peso.

It must also be remembered that in 1H02 the financial expenses associated with the acquisition of a UMTS licence in Germany were capitalized. Thus, excluding the impact of capitalised expenses in 2002 (€60MM), net financial expenses would have remained stable despite the mentioned changes to the consolidation perimeter.

The comparison between 3Q03 and 3Q02 is affected by the gains obtained in 3Q02 due to the over hedge strategies carried out to compensate the negative impact in EBITDA of exchange rate fluctuations.

Consolidated net financial debt at the end of 3Q03 stood at €5,690MM, 14% lower than at the end of 2Q03, thanks to strong internal cash flow generation. The higher balance of net debt vs. September 2002 (+10%) is mostly due to the changes in the Group’s consolidation perimeter in the last 12 months (acquisition of Pegaso,

July-September

2003

Telefónica Móviles Results

constitution of Brasilcel and the acquisition of TCO by TCP).

Proportionate net financial debt at the end of 3Q03 stood at €6,454MM (–12% vs. 2Q03, +6% vs. 3Q02). The changes are due largely to the factors mentioned above.

•	Increase in goodwill amortisation (+21.4% vs. 9M02), explained mainly by the changes in the consolidation perimeter mentioned above.

In 9M02, capex totalled €647MM, a 7% year-over-year increase, boosted by the rollout of the Group’s GSM network in Mexico.

As we have pointed out on other occasions, capex performance is not uniform throughout the year, so this performance cannot be extrapolated to the full year 2003 and an acceleration in capex is expected in the last quarter of the year.

Regarding capitalized expenses, only the provision for the spectrum fee assigned to Telefónica Móviles España for the future operation of UMTS technology was recorded (€16.8MM in 9M03).

July-September

2003

Telefónica Móviles Results

Market Size

									In thousands

	Total [1]			Managed [2]			Equity [3]
	September		% Change	September		% Change	September		% Change
	2003	2002		2003	2002		2003	2002

Spain and Mediterranean Basin
Subscribers	20,974	19,638	6.8%	20,974	19,638	6.8%	19,708	18,588	6.0%
Pops	72,357	71,342	1.4%	72,357	71,342	1.4%	52,049	50,857	2.3%
Latin America
Subscribers	24,627	11,666	111.1%	26,834	13,601	97.3%	11,751	9,018	30.3%
Pops	314,408	148,236	112.1%	333,670	167,272	99.5%	214,690	124,769	72.1%
TOTAL[4]
Subscribers	45,601	31,303	45.7%	47,807	33,239	43.8%	31,460	27,606	14.0%
Pops	386,765	219,578	76.1%	406,028	238,614	70.2%	266,739	175,626	51.9%

[1]	Includes total customers from all operators in which Telefónica Móviles holds an economic participation. 2003 includes Brasicel’s, the Joint Venture with Portugal Telecom in Brasil (including TCO from May 2003). Excludes Chile and Puerto Rico.

[2]	Total subscribers plus the subscribers of managed companies in Chile and Puerto Rico.

[3]	Total subscribers weighted by the economic interest held in each company. In 2003 includes the equity subscribers in Brasilcel, the Joint Venture with Portugal Telecom in Brazil (including TCO from May 2003). Excludes Chile and Puerto Rico.

[4]	After the halting of UMTS operations in Europe, European population and subscriber figures are excluded from 2002 and 2003 data.

Results by geographic regions

Unaudited figures											In million Euros

	REVENUES						EBITDA
	January - September		% Change	July - September		% Change	January - September		% Change	July - September		% Change
	2003	2002		2003	2002		2003	2002		2003	2002

Spain	5,467.2	5,028.1	8.7%	1,997.6	1,810.5	10.3%	2,966.9	2,607.2	13.8%	1,091.0	949.7	14.9%
Latinamerica [1,2]	1,829.6	1,738.9	5.2%	670.5	495.0	35.5%	461.4	534.3	-13.6%	170.5	143.9	18.5%
Rest and intragroup sales [3]	7.0	62.1	-88.8%	-0.2	6.9	c.s.	-59.5	-302.6	-80.3%	-19.8	-119.1	-83.4%
TOTAL	7,303.8	6,829.1	7.0%	2,667.9	2,312.4	15.4%	3,368.7	2,838.9	18.7%	1,241.7	974.5	27.4%

[1]	2003 figures include financial data for Grupo Pegaso Telecomunicaciones, which was recorded at cost in 3Q02. Due to the consolidation of Telefónica Móviles México financial statements after the integration of the northern Mexican operators and Grupo Pegaso Telecomunicaciones, 2003 and 2002 revenues are after intragroup adjustments between these operators.

[2]	2003 figures include data for Brasilcel – the Joint Venture with Portugal Telecom – including TCO from May 2003. 2002 figures include data for TeleSudeste Celular, CRT Celular and TeLeste Celular.

[3]	After the halting of UMTS operations in Europe, for comparison purposes financial data of 2003 and 2002 are included in this item.

July-September

2003

Business performance by geographic region

Spain

•	Positive results from customer loyalty and prepaid to contract migration programs
•	Steady handset base sophistication, with a strong increase in the number of handset upgrades
•	Sustained growth in usage
•	Acceleration in ARPU growth trend
•	Further acceleration in service revenue growth, driving operating revenues

T. Móviles España

Unaudited figures		In thousands

	September		%
	2003	2002	Change

Subscriber Data
Total subscribers	19,108	18,127	5.4%
Prepaid	11,605	11,997	-3.3%
Contract	7,503	6,130	22.4%
Equity Subscribers	19,108	18,127	5.4%

					In million Euros

	January-September		%	July-September		%
	2003	2002	Change	2003	2002	Change

Financial Data
Revenues	5,467.2	5,028.1	8.7%	1,997.6	1,810.5	10.3%
EBITDA	2,966.9	2,607.2	13.8%	1,091.0	949.7	14.9%
EBITDA Margin	54.3%	51.9%	2.4 p.p	54.6%	52.5%	2.1 p.p

With net adds of 230,747 in 3Q03, TME had 19.1MM active customers at the end of September, a 5.4% increase vs. 3Q02. Of the total, more than 39% were contract customers, increasing this segment’s weighting by 5.5 p.p. vs. 2002. The growth of this segment is a result of the company’s customer acquisition and retention initiatives:

•	In 9M03, there were over 800,000 prepaid to contract migrations, with approximately 300,000 taking place in 3Q03. This has had a direct impact on the company’s usage ratios, given that as we have been seeing, migrated customers significantly increase their MOU and ARPU, feeding through positively to the company’s EBITDA.

•	During 3Q03 there were 400,000 handset upgrades made by prepaid customers and 775,000 made by contract customers, signalling large increases with respect to 3Q02 (38% and 83%, respectively). In all, close to 3MM handsets were upgraded in 9M03 (vs. 1.8MM in 1H03 and 1.4MM in 9M02).

These schemes not have only led to improvements in the annual churn rate, but allowed us to bring our customers closer to the latest technological developments (e.g., color, MMS, Java). We would highlight the containment of the churn rate, which declined to 0.9% in 9M03, 0.2 p.p. lower than the previous year.

At the same time, significant improvement was seen in our customers’ usage ratios.

•	MOU in 3Q03 surpassed 120 minutes, a year-over-year increase of 10.6% vs. 3Q02 and 4% higher than in 2Q03, reaching its highest level since 3Q99. In 9M03, MOU grew more than 10% to 114 minutes. It must be highlighted that MOU growth vs. 2002 is recorded both in prepaid as in contract despite the impact of migrations to the contract segment. Accordingly, traffic carried on TME’s networks reached 27,808MM minutes in 9M03, a year-over-year increase of 18.5%.

July-September

2003

Business performance by geographic region

By components, both incoming and outgoing MOU showed increases from last year: 5% and 13%, respectively vs. 9M02.

•	ARPU in 3Q03 was 31.4€, 4.3% higher than in 3Q02 and 6.5% higher than in 2Q03. In 9M03, ARPU was €29.6, +2.6% vs. 9M02, underscoring the growth trend marked since the beginning of the year, with increases in ARPU from both voice and data services. It must be remembered that year-over-year comparisons are still distorted by the replacement of monthly fees by a minimum usage commitment in March 2002 and the 17% cut in termination rates, which impacted mostly from November 2002. In this sense, we would undescore that ARPU for outgoing calls rose more than 7% vs. 9M02.

Meanwhile, data ARPU in 3Q03 stood at €4.0, 9.5% higher than in 3Q02 and 12% above 2Q03, with increases in all areas (SMS, e-moción, data transmission, etc.). We would underscore that half of TME’s customers now regularly use data services, nearly 2 million use premium services and more than 2 million use GPRS and browsing services, including MMS, data transmission, Wap, etc. In the area of corporate services, we would highlight that more than 100 of Spain’s leading companies have mobile access to their corporate intranets through TME.

We must underscored the positive impact of loyalty programs, given that the significant increase of handset upgrades is allowing for the progressive technological renewal of the customer base, introducing more sophisticated handsets which enhance date usage.

From a qualitative point of view, we would highlight the new data services launched by the company, of which the first three are pioneer services in Spain:

•	“Postales MoviStar”, by means of an MMS with a picture attachment and text, and the postal address of the recipient, he/she receives a postcard through ordinary mail.
•	Video streaming, which allows videos available on internet to be seen in real time.
•	Launch of 3D games.
•	Multimedia Chat.
•	Integration of i-mode in the e-moción menu.

The alliance formed by Telefónica Móviles, TIM, Orange and T-Mobile began operating in the third quarter, progressing in areas such as roaming and in leveraging economies of scale when negotiating with handset and equipment providers and suppliers.

TME currently has roaming agreements with 370 operators in more than 179 countries, highlighting the 450 roaming out agreements, of which 57 correspond to GPRS traffic, and 32 Camel agreements in more than 150 countries. All this underscores TME’s efforts to provide its customers with the widest range of communication possibilities when they travel outside out of Spain.

As regards usage of roaming services, we would underscore the increase in nearly 1MM incoming roamers in 3Q03 compared to 3Q02 (+13%) bringing the total of incoming roamers to more than 7MM. At the same time, over 2MM TME customers used the company’s roaming services in 3Q03, 400,000 more than in 3Q02 (growth of over 20%). Accordingly, roaming out revenues rose 20% vs. 3Q02.

Overall, the company has produced a solid set of earnings:

•	In 3Q03, operating revenues stood at €1,998MM with a year-over-year growth of 10.3%, fuelled by the 12% increase in service revenues (i.e. operating revenues ex-handset sales) vs. 3Q02, continuing the acceleration versus previous quarters (+6% in 1Q03 vs. 1Q02 and +9% in 2Q03 vs. 2Q02).

Handset sales in 3Q03 fell slightly from 3Q02 (-1.4%), due to timing differences in stocks in the distribution network in 2002 and 2003. In 2002, stocking took place in 3Q, whereas this year it was done in 2Q.

9M03 operating revenue totaled €5,467MM, an 8.7% increase on the same period in the previous year. Service revenue was 9.1% higher than in 9M02, while handset sales rose 4.8%.

•	The weight of subscriber acquisition and retention costs over operating revenues in 3Q03 stood at 6.8%, the same as in 9M03, signalling declines of 2.7 p.p. and 1.2 p.p. from 3Q02 and 9M02, respectively.

July-September

2003

Business performance by geographic region

•	EBITDA in 3Q03 was €1,091MM, an increase of 14.9% vs. 3Q02, with a 54.6% margin in 3Q03 (+2.1p.p. vs. 3Q02). In cumulative terms, EBITDA totaled €2,967MM (+13.8% vs. 9M02), with a margin of 54.3% (+2.4 p.p. vs. 9M02).

•	TME maintained the growth trend in EBITDA per customer and month, which amounted to €19.1 in 9M03, a year-over-year increase of 7.7% compared to +5% in 1H03 vs. 1H02.

Finally, we would make mention of the 7% termination and rates imposed by the regulator in October 2003. This reduction is duly included in the company’s annual forecasts. It must be noted that currently all three mobile operators are considered dominant operators in the interconnection market, which implies a gradual reduction in the assymetry existing to date. Hypothetical reductions in termination rates will have an increasingly smaller impact on the company’s results due to the offsetting effect of interconnection costs with other mobile operators and the growing importance of on- net mobile traffic within total traffic.

Telefónica Móviles España

Operating Revenues (% over total)

	January—September		July—September
	2003	2002	2003	2002

Customer revenues	66%	62%	64%	60%
Interconnection	21%	24%	20%	23%
Hand set sales	9%	9%	9%	11%
Roaming-in	4%	4%	5%	6%
Other	1%	1%	1%	1%

Morocco

•	Strong commercial activity
•	Improved operating profitability and positive operating Cash-Flow

Médi Telecom ended 3Q03 with 1.866MM active customers, 23% more than in September 2002. Net adds in 3Q03 were over 103,000 customers, a 31% increase from 2Q03, driven by the summer campaigns. The strong performance of net adds enabled the operator to slightly increase its market share, estimated at approximately 42%.

From the economic and financial point of view, we would highlight the sustained growth of revenues – which show higher increases than the customer base –  and control over costs and capex, which fed through to a sharp improvement in operating efficiency. EBITDA in 3Q03 was virtually the same as in 1H03 (€32MM vs. €36.5MM in 1H03), leaving an EBITDA margin of 42.2% in 3Q03 and 33.9% in 9M03. Thus, in 9M03 EBITDA stood at €68.5MM.

In all, the operator generated positive operating cash flow (EBITDA-Capex).

July-September

2003

Business performance by geographic region

Latin America

Latin America

Unaudited figures		In thousands

	September		%
	2003	2002	Change

Subscriber Data
Total subscribers[1]	24,627	11,666	111.1%
Prepaid	18,710	8,490	120.4%
Contract	5,917	3,176	86.3%
Equity Subscribers	11,751	9,018	30.3%

						In million Euros

	January-September		%		July-September		%
	2003	2002	Change		2003	2002	Change

Financial Data [2,3]
Revenues	1,829.6	1,738.9	5.2%		670.5	495.0	35.5%
EBITDA	461.4	534.3	-13.6%		170.5	143.9	18.5%
EBITDA Margin	25.2%	30.7%	-5.5	p.p	25.4%	29.1%	-3.7	p.p

1 Includes total customers from all operators in which Telefónica Móviles holds an economic participation. 2003 includes Brasicel, the Joint Venture with Portugal Telecom in Brazil (including TCO from May 2003). Excludes Chile and Puerto Rico.

2 2003 figures include financial data for Grupo Pegaso Telecomunicaciones, which was recorded at cost in 3Q02. Due to the consolidation of Telefónica Móviles México financial statements after the integration of the northern Mexican operators and Grupo Pegaso Telecomunicaciones, 2003 and 2002 revenues are after intragroup adjustments between these operators.

3 2003 figures include data for Brasilcel-the Joint Venture with Portugal Telecom- including TCO’s subscribers, revenues and EBITDA from May 2003. 2002 figures include data for TeleSudeste Celular, CRT Celular and TeLeste Celular.

Brazil

•	Leadership in market growth, with significant advances in customer base
•	Increasing contribution from data services
•	Significant progress in operating efficiency, with an EBITDA margin over 40% in 3Q03

Brazil

Unaudited figures		In thousands

	September		%
	2003	2002	Change

Subscriber Data
Total subscribers [1]	18,470	6,209	n.c.
Prepaid	13,742	4,285	n.c.
Contract	4,728	1,925	n.c.
Equity Subscribers [2]	5,898	3,823	54.3%

						In million Euros

	January-September		%	% change	July-September		%
	2003	2002	Change	in local currency[4]	2003	2002	Change

Financial Data [3]
Revenues	973.3	944.2	3.1%	25.7%	388.0	249.8	55.3%
EBITDA	373.2	366.2	1.9%	23.1%	155.9	93.1	67.5%
EBITDA Margin	38.3%	38.8%	-0.5 p.p	-0.5 p.p	40.2%	37.3%	2.9 p.p

1 September 2003 figures include Brasilcel’s—the Joint Venture with Portugal Telecom- subscribers (including TCO from May 2003). 2002 figures correspond to TeleSudeste Celular, TeleLeste Celular and CRT Celular.

2 Total subscribers weighted by the economic interest held by Telefónica Móviles and Portugal Telecom in Brasilcel.

3 September 2003 figures include the proportionate consolidation of Brasilcel (including TCO from May 2003) while 2002 figures correspond to TeleSudeste Celular, TeleLeste Celular and CRT Celular.

4 Change in local currency, excluding the impact of TCO’s acquisition in 2003.

July-September

2003

Business performance by geographic region

At the end of 3Q03, Brasilcel, which markets its services under the Vivo brand, had nearly 18.5 MM active customers. Growth in the customer base from 2Q03 (+5.4%) reflects the major commercial activity carried out in the market during the quarter, despite the typical seasonality of 3Q vs. 2Q.

In this context, and despite the increasing competitive environment, Vivo has led growth in its areas of operations, with 949,440 net adds in 3Q03, driven by positive results of the Fathers’ Day campaign in August. Thus, Vivo’s estimated average share of gross adds in the quarter was over 46%.

Vivo’s strong commercial activity in TCP’s areas of operations must be highlighted, with 788,000 new customers in 3Q03.

Accordingly, Vivo maintains its leadership position in all regions where it operates, with an average estimated market share of nearly 57%.

Total MOU in 3Q03 was 101 minutes, while total ARPU in the quarter was 40 reais. Figures are not comparable with 2002 due to the change in prepaid revenues accounting methodology and the incorporation of TCO to the consolidation perimeter, which also affects the quarterly comparisons.

We would highlight the increasing contribution from data revenues (2.5% over operating revenues in 3Q03), driven by the increasing use of SMS, which account for approximately 70% of the total. Vivo’s commitment to continuous services’ innovation has been reinforced in October 2003 with the launch of the “Vivo ao Vivo” wireless internet service.

As regards the Brazilian companies’ contribution to Telefónica Móviles Group’s consolidated results, it should be remembered that comparison between 9M03 and 9M02 results is not meaningful as 2003 figures include Brasilcel under proportional consolidation – including TCO’s results from May 1 2003 – while in 2002 the consolidated results included those of the three companies controlled by Telefónica Móviles in Brazil at that time.

Nonetheless, the change in trend in year-over-year comparison must be underscored, with growth being recorded in both 9M03 revenues and EBITDA (vs. –15.7% and –20.4% in 1H03).

As for the comparison between 3Q03 and 2Q03, results are impacted by Vivo’s operators’ adoption of the SMP regime (Serviço Movel Pessoal) in 3Q03. Therefore, pursuant to the start-up of the Carrier Selection Code scheme (CSP) in long-distance traffic, customers of each operator select the long-distance carrier and therefore these customer traffic revenues are substituted by interconnection revenues. Regarding interconnection with mobile operators, the application of the “Bill-and-Keep” model means that net interconnection revenues (or costs) are recorded only when the traffic handled by an operator exceeds 55% of the total, versus the previous recording of both interconnection revenues and costs. In this way, the SMP framework impacts both revenues and costs.

Accordingly, operating revenues showed growth in local currency of 8.1% vs. 2Q03 (+0.8% excluding TCO). EBITDA increased by 23.8% in local currency (+17.3% excluding TCO), despite the heavy commercial activity carried out in the quarter, thanks to lower commercial costs and the elimination of interconnection costs deriving from the application of SMP. It must be remembered that 2Q03 figures were affected by the advertising costs associated with the launch of the Vivo brand.

Lower growth in operating expenses prompted a significant advance in EBITDA margin of nearly 5 p.p. in 3Q03 (to 40.2%) from 2Q03. The EBITDA margin for 9M03 stood at 38.3%, in line with the company’s medium-term target of reaching margins above 40%.

Finally, with respect to TCO’s acquisition, the acceptance period under the tender offer addressed to all the minority holders of ordinary (ONs) shares in TCO remains currently opened. Once this tender offer is finalised, TCP’s stake in TCO’s total capital stock will raise 31.81% (assuming 100% acceptance).

Furthermore, and with respect to the restructuring process in TCP, the applicable filings have been made before the competent stock exchange authorities regarding the incorporation of shares of TCO and TCP, according to the proposed exchange ratio of 1.27 TCP shares for each TCO share.

July-September

2003

Business performance by geographic region

Mexico

•	Substantial growth in commercial activity, with net adds in 3Q03, 1.7 times higher than in 2Q03
•	Acceleration of network rollout
•	Operating losses in line with end-of-year targets

T. Móviles México

Unaudited figures

In thousands

	September		%
	2003	2002	Change

Subscriber Data
Total subscribers	2,730	2,254	21.1%
Prepaid	2,459	1,944	26.5%
Contract	271	310	-12.6%
Equity Subscribers	2,512	2,074	21.1%

In million Euros

	January—September		%	% change	July—September		%
	2003	2002	Change	in local currency	2003	2002	Change

Financial Data [1]
Revenues [2]	380.8	294.3	29.4%	n.c.	114.7	97.7	17.4%
EBITDA	-50.4	34.8	c.s.	n.c.	-33.8	9.7	c.s.
EBITDA Margin	-13.2%	11.8%	c.s.	n.c.	-29.4%	9.9%	c.s.

[1]	2003 figures include financial data of Grupo Pegaso Telecomunicaciones, which was recorded at cost in 3Q02

[2]	Due to the consolidation of Telefónica Móviles México financial statements after the integration of the northern Mexican operators and Grupo Pegaso Telecomunicaciones, 2003 and 2002 revenues are after intragroup adjustments.

In 3Q03, Telefónica Móviles México (TMM) has focused strongly on driving GSM services and substantially increasing its commercial activity by expanding its distribution channel to more than 3,600 points of sale, whilst further speeding up the deployment of its GSM network.

At the end of 3Q03, TMM offered GSM service in 17 cities covering 38 MMPOPS, with the coverage being extended to an additional 39 cities in October. A total of 56 cities are already covered.

In this context, net adds in 3Q03 totalled 191,000 new customers, signalling a sharp rise with respect to previous quarters (109 thousand in 2Q03). It is worth noting that 66 % of net adds in 3Q03 were GSM clients. At the end of September, TMM had 2.730MM active customers, +21% vs. September 2002.

MOU in 3Q03 was 70 minutes, while ARPU was 184 Mexican pesos.

As for TMM’s financial results, it must be remembered that the year-over-year comparison of 9M03 with 9M02 is not meaningful, as Grupo Pegaso Telecomunicaciones was recorded at cost in September 2002.

Revenues stood at €115MM in 3Q03, slightly lower than in 2Q03 (-1,6% in local currency) due to the decline in ARPUs, which more than offset growth in the customer base.

Operating losses amounted to €34MM in 3Q03 on the back of the increase in commercial activity this quarter. EBITDA in 9M03 was -€50MM, in line with the company full-year target of operating losses being under €100MM.

July-September

2003

Business performance by geographic region

Capex committed in 9M03 totalled €440MM.

July-September

2003

Business performance by geographic region

Argentina

•	Consolidation of the change in trend in the customer base, with year-over-year growth in the customer base and leadership in customer acquisition
•	Rising usage and strong growth of ARPU
•	Increase in revenues and EBITDA in euros, despite the negative impact from average exchange rates

Telefónica Comunicaciones Personales (Unifón)

Unaudited figures			In thousands

	September		%
	2003	2002	Change

Subscriber Data
Total subscribers	1,689	1,642	2.9%
Prepaid	1,170	1,133	3.3%
Contract	519	509	2.0%
Equity Subscribers	1,654	1,608	2.9%

								In million Euros

	January - September		%		% change		July - September		%
	2003	2002	Change		in local currency		2003	2002	Change

Financial Data
Revenues	169.7	149.6	13.4%		33.2%		64.4	40.8	57.8%
EBITDA	50.6	36.2	39.8%		64.1%		18.0	12.7	41.5%
EBITDA Margin	29.8%	24.2%	5.6	p.p	5.6	p.p	27.9%	31.1%	-3.2	p.p

The positive trend seen in 2Q03 was consolidated in 3Q03, confirming that the Argentine mobile market is returning to a new growth phase, with an estimated increase of over 2% in total customers in 3Q03 and 3.5% since the end of 2002.

Unifón has led this growth, expanding its customer base by 5% in the quarter, with 1.689MM active customers at the end of September 2003 maintaining its position as Argentina’s second largest wireless operator and reversing for the first time this year the declining trend in its customer base. It must be highlighted that growth was higher in contract customers, with an increase of 7% vs. 2Q03.

Spurred by the increase in growth opportunities, Unifón has increased its commercial activities initiatives, both those directed at capturing new customers as those aimed at boosting usage of voice and data services. Thanks to these initiatives, gross adds rose 30% in 3Q03 vs. 2Q03 with a greater emphasis on contract customers (+66%), and 165% over 3Q02. Net adds in 3Q03 totalled 81,200 customers, a significant increase vs. the previous quarter (+32%).

Total minutes increased by 11% in 3Q03 vs. 2Q03 and 18% vs. 3Q02, despite the smaller growth of the customer base. The increases in MOU and higher prices compared to 2002 underpinned an 32% year-over-year increase in ARPU in local currency vs. 9M02.

This led to growth in operating revenues of 33% in pesos in 9M03 compared to 2002. Meanwhile, EBITDA advanced 64% vs. 9M02, on the back of tight cost control. Consequently, the EBITDA margin stood at 29.8%, 5.6p.p. higher than in 9M02. The smaller margin in 3Q03 vs. 2Q03 was due to the pickup in commercial activity recorded in the quarter.

We would highlight the good performance of revenues and EBITDA in euros (+13.4 % and +39.8 % vs. 9M02, respectively), despite the argentinean peso’s strong depreciation in the past 12 months.

Finally, we would note that on September 26 the sale of the group’s trunking business to

July-September

2003

Business performance by geographic region

Nextel was carried out, with the operation subject to approval by the Communications Secretary and the AntiTrust Authorities. The economic impact of this transaction will be shown on financial statements once the operation is finalised.

Peru

•	Leader in customer acquisition
•	Advance in operating profitability

T. Móviles Perú

Unaudited figures			In thousands

	September		%
	2003	2002	Change

Subscriber Data
Total subscribers	1,367	1,228	11.3%
Prepaid	1,071	963	11.2%
Contract	296	265	11.7%
Equity Subscribers	1,339	1,203	11.3%

									In million Euros

	January - September		%		% change		July - September		%
	2003	2002	Change		in local currency		2003	2002	Change

Financial Data
Revenues	182.7	208.0	-12.2%		0.9%		61.4	62.8	-2.3%
EBITDA	66.1	69.3	-4.6%		6.5%		21.7	21.1	2.9%
EBITDA Margin	36.2%	33.3%	2.9	p.p	2.9	p.p	35.4%	33.6%	1.8	p.p

Telefónica Móviles Perú ended September 2003 with over 1.367MM active customers, with year-over-year growth of 11.3% (+10.5 % in 1H03 vs. 1H02). With net adds in 3Q03 of over 63,000, the company has maintained its leadership in customer acquisition in the Peruvian market. The estimated market share stood at 52.5%.

As regards results, Telefónica Móviles Perú’s 9M03 operating revenues in local currency showed a slight increase vs. 9M02. This was due largely to higher revenues from outgoing traffic, which were partially offset by lower interconnection revenues.

In 9M03, EBITDA in local currency grew 6.5% vs. 9M02, while the EBITDA margin was 36%, 2.9 p.p. higher than in 9M02. This improvement in operating profitability was due to the success of the strict cost rationalisation policy implemented throughout 2003, in spite of the growing customer base.

Chile

•	Acceleration in commercial activity and leadership in market’s growth
•	Improved operating margin

Telefónica Móvil, the subsidiary of Telefónica CTC Chile managed by Telefónica Móviles, ended 3Q03 with over 2MM active customers (2,030,761), +15.3% vs. 3Q02.

Following the launch of the new GSM/GPRS network last April, the pace of customer acquisition has accelerated with net adds of over 86,000 customers in 3Q03 vs. 95,000 in the first six months of the year (35,000 in

July-September

2003

Business performance by geographic region

1Q03 and 60,000 in 2Q03), leading growth in the market during the quarter.

As regards financial results, in 9M03 the EBITDA margin was 33%, 1 p.p. higher than in the same period last year.

July-September

2003

Business performance by geographic region

Guatemala and El Salvador

•	Customer base growth, reversing the declining trend seen at the beginning of the year
•	Advance in margins vs. 3Q02

TEM Guatemala and TEM El Salvador

Unaudited figures	In thousands

	September		%
	2003	2002	Change

Subscriber Data
Total subscribers	371	331	12.1%
Prepaid	268	165	62.4%
Contract	103	167	-38.3%
Equity Subscribers	348	310	12.3%

In million Euros

	January—September		%	July—September		%
	2003	2002	Change	2003	2002	Change

Financial Data
Revenues	123.1	142.8	-13.8%	42.0	43.9	-4.3%
EBITDA	21.9	27.8	-21.2%	8.6	7.3	17.8%
EBITDA Margin	17.8%	19.5%	-1.7 p.p	20.5%	16.6%	3.9 p.p

The total customer base managed by Telefónica Móviles’ operators in Guatemala and El Salvador at the end of September 2003 stood at 371,000 active customers (138,000 in Guatemala and 233,000 in El Salvador), with a year-over-year rise of over 12%, reversing the declining trend seen at the beginning of the year.

Regarding financial results, the EBITDA margin continues to perform well, standing at 17.8% in 9M03 vs. 16.4 % in 1H03.

Puerto Rico

•	Focusing on high value customers

Movistar Puerto Rico, the wireless operator managed by Telefónica Móviles, ended September with 176,100 active customers.

The operator continues to focus on high-value customers, which, while resulting in a smaller customer base vs. 2Q03, has a positive impact on results.

July-September

2003

Appendix

Consolidated Income Statement

Unaudited figures					In million Euros

	January - September		%	July - September		%
	2003	2002	Change	2003	2002	Change

Operating revenues	7,303.8	6,829.1	7.0	2,667.9	2,312.4	15.4
Operating expenses	(3,953.5)	(4,037.3)	(2.1)	(1,427.9)	(1,330.7)	7.3
Supplies	(1,743.3)	(1,792.1)	(2.7)	(640.8)	(594.5)	7.8
Personnel expenses	(361.3)	(424.0)	(14.8)	(123.9)	(132.9)	(6.8)
Subcontract and taxes	(1,848.9)	(1,821.2)	1.5	(663.2)	(603.4)	9.9
Other net operating income (expense)	18.4	47.1	(60.9)	1.7	(7.1)	c.s.

EBITDA	3,368.7	2,838.9	18.7	1,241.7	974.6	27.4

Depreciation and amortization	(1,072.2)	(988.9)	8.4	(347.4)	(315.6)	10.1

Operating profit	2,296.5	1,850.0	24.1	894.3	659.0	35.7

Profit from associated companies	(56.8)	(118.1)	(51.9)	(9.1)	(52.4)	(82.6)
Financial income (expense), net	(259.0)	(201.2)	28.7	(101.9)	3.9	n.s.
Amortization of goodwill	(74.3)	(61.2)	21.4	(27.8)	(20.3)	36.9
Extraordinary income (expense), net	5.8	(4,888.4)	c.s.	(0.2)	20.8	c.s.

Income before taxes	1,912.2	(3,418.9)	c.s.	755.3	611.0	23.6

Income taxes	(666.7)	(607.4)	9.8	(277.8)	(263.5)	5.4

Net income before minority interests	1,245.5	(4,026.3)	c.s.	477.5	347.5	37.4

Minority interests	12.0	103.2	(88.4)	1.2	62.7	(98.1)

Net income	1,257.5	(3,923.1)	c.s.	478.7	410.2	16.7

Recurring Net income [1]	1,257.5	979.4	28.4	478.7	410.2	16.7

Outstanding shares (million)	4,330.6	4,330.6	—	4,330.6	4,330.6	—
Net income per share	0.29	€-0.91 €	c.s.	0.11	€0.09	€16.7
Recurring Net Income per share [2]	0.29	€0.23	€28.4	0.11	€0.09	€16.7

[1]	Excludes the impact of net extraordinary provisions associated with the write-downs of assets and the provision for associated restructuring costs accounted in 2Q 2002.

[2]	In 2002, net income before extraordinary provisions, net of taxes, due to write-downs of assets and the provision for associated restructuring costs in 2Q02, per share.

July-September

2003

Appendix

Consolidated Balance Sheet

Unaudited figures	In million Euros

September
2003

Long term assets	10,189.8
Start up expenses	363.7
Intangible net assets	2,230.0
Fixed net assets	4,325.8
Investments	3,270.3
Goodwill	1,656.1
Deferred expenses	23.8
Current assets	4,222.2
Inventories	124.3
Accounts receivable	1,857.9
Short term investments [1]	1,906.1
Cash and banks	78.8
Other	255.1
Assets = Liabilities & Shareholders’ equity	16,091.9
Shareholders’ equity	3,645.0
Minority interests	143.3
Deferred income	28.6
Provisions for risks and expenses	1,150.1
Long term accrued taxes payable	32.1
Long term debt	5,948.4
Short term debt including current maturities	1,726.9
Other creditors	3,417.5

[1]	Only includes short term investments which bear interest.

Financial Debt

Unaudited figures		In million Euros

	September 2002	December 2002	September 2003

Consolidated net financial debt	5,169.7	6,970.2	5,690.4
Proportionate net financial debt (1)	6,065.7	7,707.9	6,453.6

[1]	From December 2002, it includes the 50% of Brasilcel’s—the Joint Venture with Portugal Telecom in Brazil- debt weighted by the economic stake in each company.

Consolidated Debt structure

July-September

2003

Appendix

Breakdown of subscribers, revenues and EBITDA

Unaudited figures					In million Euros

	January - September			January - September
	2003			2002

	Subscribers (000’)	Revenues	EBITDA	Subscribers (000’)	Revenues	EBITDA
TEM Spain	19,108	5,467.2	2,966.9	18,127	5,028.1	2,607.2
Brazil [1]	18,470	973.3	373.2	6,209	944.2	366.2
Mexico [2]	2,730	380.8	(50.4)	2,254	294.3	34.8
Argentina	1,689	169.7	50.6	1,642	149.6	36.2
Peru	1,367	182.7	66.1	1,228	208.0	69.3
Guatemala & El Salvador	371	123.1	21.9	331	142.8	27.8

[1]	2003 figures include data for Brasilcel-the Joint Venture with Portugal Telecom- including TCO’s subscribers, revenues and EBITDA from May 2003. 2002 figures include data for TeleSudeste Celular, CRT Celular and TeLeste Celular.

[2]	2003 figures include financial data for Grupo Pegaso Telecomunicaciones, which was recorded at cost in 3Q02. Due to the consolidation of Telefónica Móviles México financial statements after the integration of the northern Mexican operators and Grupo Pegaso Telecomunicaciones, 2003 and 2002 revenues are after intragroup adjustments between these operators.

Capex by geographic regions

Unaudited figures					In million Euros

	January - September		%	July - September		%
	2003	2002	Change	2003	2002	Change

Spain	359.7	373.8	-3.8%	142.2	103.6	37.3%
Latinamerica
Brazil	61.2	67.4	-9.2%	19.1	12.7	50.4%
Mexico	198.3	41.2	381.3%	6.8	15.4	-55.6%
Rest of Latam	25.9	38.3	-32.4%	11.5	12.3	-6.8%
Rest of World [3]	1.4	84.6	-98.3%	1.1	16.2	-93.4%
TOTAL	646.6	605.3	6.8%	180.7	160.2	12.8%

[1]	2003 figures include capex for Brasilcel-the Joint Venture with Portugal Telecom- including TCO’s data from May 2003. 2002 figures include data for TeleSudeste Celular, CRT Celular and TeLeste Celular.

[2]	2003 figures include capex for Grupo Pegaso Telecomunicaciones, which was recorded at cost in 3Q02.

[3]	After the halting of UMTS operations in Europe, financial data of 2003 and 2002 are included in this item.

July-September

2003

Appendix

Telefónica Móviles Group

Change in Debt

		In million Euros

		September
	Cash Flow	2003

I	Cash flows from operations	3,030.17

II	Other payment related to operating activities	8.95
III	Net interest payment	-311.75
IV	Payment for income tax	-36.20

A=I+II+III+IV	Net cash provided by operating activities	2,691.16

V	Net payment for investment in fixed and intangible assets	-562.82
VI	Net payment for financial investment	-233.95

B=V+VI	Net cash used in investing activities	-796.77

	Dividends Paid	-765.29

D=A+B+C	Cash Flow after dividends	1,129.10

E	Capital Increase	8.00

F	Effects on net debt of exchange rate changes, hedges and others	-63.70

G	Effects on net debt of changes in consolidation	-78.94

H	Net debt at the beginning of the period (December 02)	6,970.17

I=H-D-E+F+G	Net debt at the end of the period (September 03)	5,690.44

VI	Includes payments related to the acquisition of TCO and to the capital increase of Medi Telecom.
C	Telefónica Móviles, S.A. dividend paid in June 2003.
F	Includes mainly the Brazilian Real appreciation and Mexican peso depreciation vs. December 2002.
G	Net debt assumption from TCO.

Telefónica Móviles Group

Cash Flow

In million Euros

EBITDA	3,368.67
(+/— ) Income from sale/ write down of assets	1.10
-CAPEX accrued during the period	-646.56
-Write down of assets	20.65
-Net financial payments	-311.75
-Extraordinary payment/ collection	8.95
-Income tax payment	-36.20
-Net payment for financial investment	-233.95
-Payments of dividends	-765.29
(+/— ) Investment in working capital	-211.91
(+/— ) Others	-64.60

Cash flow after dividends	1,129.10

July-September

2003

Appendix

Glossary

ARPU (Average Revenue per User): Average monthly revenue per customer. This includes revenues from fees, monthly subscriber fees, traffic –without discounting traffic promotions–, outgoing roaming and interconnection fees. It excludes handset sales and revenues from incoming roaming. Loyalty programs are not considered as lower revenues in the ARPU calculation.

The ARPU figures appearing in this report refer to average ARPU for the quarter.

The average quarterly customer base is calculated as the average of the average customers bases of the three months in the quarter.

For the Brazilian operators, ARPU is calculated as service revenues (operating revenues—handset sales) divided by average customer base.

MOU (Minutes of Usage): Average airtime minutes per customer per month. Airtime minutes include outgoing traffic (mobile to fixed, on-net mobile and mobile to other mobile operators) and incoming traffic (fixed to mobile and other mobile operators to mobile).

Churn: Disconnection rate. This is calculated as the number of disconnections during the period among the average customer base for the period.

Commercial actions: Includes additions, migrations and handset changes.

Consolidated net financial debt: Includes the financial debt of all the companies consolidated by the full consolidation method.

Net financial debt is defined as: Long-term debt + Short-term financial debt, including current maturities –Short-term investments –Cash and banks.

Proportionate net financial debt: Includes the net financial debt of the companies in which Telefónica Móviles Group has an economic stake and a significant influence in the management, weighted in each case by the economic ownership.

For more information:

Investor Relations

Paseo de Recoletos 7-9 – 2ª Planta. 28004 – Madrid

Tel: 91—423 40 27. Fax: 91—423 44 20

E-mail:	garcialegaz_m@telefonicamoviles.com

sanroman_a@telefonicamoviles.com

www.telefonicamoviles.com/ir

This presentation to analysts contains statements that constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this presentation and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Telefónica Móviles undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica Móviles´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts are encouraged to consult the Company´s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities

July-September

2003

Appendix

July-September

2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A

Date: November 6, 2003	By: /s/ Antonio Viana Baptista

Name: Antonio Viana Baptista
Title: Chief Executive Officer